33-84776

P.E. 7-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 31, 2002

MetroGas Inc.
(Translation of registrant's name into English)

MetroGAS S.A.
Gregorio Aráoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F__X__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: July 31, 2002

By: ______________________

Name: William Harvey Adamson
Title: President

EXHIBIT	PAGE
Attached hereto as Exhibit A is a press release dated July 29, 2002 from MetroGAS S.A. (the "Company"), announcing the appointment of a new General Director of the Company.	4
Attached hereto as Exhibit B is an English version of a letter filed with the Argentine National Securities Commission informing them of the resignation of the General Director of the Company and the appointment of a new General Director.	6

EXHIBIT A

A press release dated July 29, 2002 from the Company announcing the appointment of a new General Director of the Company.

MetroGAS

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.
Claudia Bocardi
(cbocardi@metrogas.com.ar)
(5411) 4309-1364

Citigate Financial Intelligence
Patrick Kilhaney
(Patrick.Kilhaney@citigatefi.com)
(212) 419-8308

METROGAS ANNOUNCES THE APPOINTMENT OF ITS NEW GENERAL DIRECTOR

Buenos Aires, Argentina, July 29, 2002 -- MetroGAS (NYSE: MGS) today announces that Luis Domenech has been appointed as General Director of the Company as of August 15, 2002. He joined MetroGAS in 1993 and prior to this nomination he was the Chief Financial Officer.

Mr. Domenench will be the first Argentinean to be promoted to General Director. He brings to the position a sound financial expertise and will be in charge of leading the Company through this challenging stage and dealing with complex issues, such as the renegotiation of the License with the Government and the restructuring of the financial debt.

Mr. Domenech has a degree in Business Administration from Universidad de Buenos Aires and studied at a post-graduate level at the Instituto de Altos Estudios Empresariales and at Michigan University (USA). He is 49 years old and is married with two children.

MetroGAS, which listed its ADS's on the New York Stock Exchange and Buenos Aires Stock Exchange in November 1994, is the largest of the eight gas distribution companies that began operations in December 1992 upon the privatization of Gas del Estado, Argentina's state-owned gas transportation and distribution company. MetroGAS currently accounts for approximately 25.3% of the gas delivered by the distribution companies and has over 1.9 million customers in its service area, which encompasses Federal Capital and southern and eastern greater metropolitan Buenos Aires, a densely populated area with major dual-fuel electric power plants and industrial and commercial users of natural gas. MetroGAS has an exclusive 35-year license to distribute gas in this service area. BG International Ltd. is the technical operator of MetroGAS.

EXHIBIT B

An English version of a letter filed with the Argentine National Securiites Commission, dated July 30, 2002, informing them of the resignation of the General Director and the appointment of a new General Director.

Buenos Aires, July 30, 2002

To the
Argentine National Securiites Commission

I am writing to inform you that William Harvey Adamson has presented his resignation as General Director of MetroGAS effective as of August 15. Mr. Adamson has been appointed to a new position abroad in the BG Group plc. (previously British Gas).

Luis Augusto Domenech has been appointed to replace him.

Yours truly,

/s/ Magdalena Gonzalez Garaño
Attorney-in-fact